Stacie S. Aarestad Partner 617.239.0314 fax 866.955.8599 saarestad@eapdlaw.com

December 3, 2009

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Christian Windsor, Special Counsel

Re:	NewStar Financial, Inc.

Form 10-K for the fiscal year ended December 31, 2008

Form 10-Q for the period ended March 31, 2009

Form 10-Q for the period ended June 30, 2009

Form 10-Q for the period ended September 30, 2009

File No. 001-33211

Dear Mr. Windsor:

On behalf of NewStar Financial, Inc. (“NewStar” or the “Company”), we submit this letter in response to the comments provided to NewStar from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated November 18, 2009 (the “Letter”), relating to NewStar’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”), Form 10-Q for the period ended March 31, 2009, Form 10-Q for the period ended June 30, 2009 and Form 10-Q for the period ended September 30, 2009 (collectively, the “Reports”). Set forth below is the Staff’s comment followed by the Company’s response. The response is keyed to the numbering of the comment in the Letter and appears following the comment, which is restated below in italics. The factual statements and information set forth below are based entirely on information furnished to us by the Company and its representatives, which we have not independently verified. All statements of belief are the belief of the Company.

Securities and Exchange Commission

December 3, 2009

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Recent Developments, page 32

Results of Operations for the Years ended December 31, 2008, 2007 and 2006

1.	We refer to your response to comment 1 of our letter dated August 27, 2009 and your proposed disclosure to be included in future filings, which principally includes the following:

•	A description of your methodology for determining the general and specific components of your provision for credit losses.

•	An explanation of the specific reasons for the changes in these two components for the provision for credit loss in 2008 as compared to 2007.

We further note that “Provision for credit losses” section in Management’s Discussion and Analysis on page 30 of the September 30, 2009 From 10-Q does not appear to include an explanation of the reasons for the changes in these two components for the three and nine-month period ended September 30, 2009 as compared to the same periods in 2008. Please tell us and provide this disclosure in future filings taking into consideration the following:

•

Discuss the reasons why the general component of the provision for the nine-month period ended September 30, 2009 has decreased to $2 million, or 2% of the total $95 million provision, as compared to $8 million or 21% of the total provision of $39 million for the year ended December 31, 2008.

•

Discuss how you considered in the determination of the general component the potential migration to nonaccrual loans of delinquent loans and troubled debt restructurings for $149 million and $163 million, respectively as of September 30, 2009, as compared to $16.6 million and $59 million as of December 31, 2008.

•

Refer in your response to the “Market Conditions” section on page 26 of the September 30, 2009 Form 10-Q that states difficult economic conditions continue to negatively impact your borrowers and their ability to make their scheduled payments and you expect additional loan delinquencies, non-accruals, and charge-offs to occur related to these weak economic conditions.

Securities and Exchange Commission

December 3, 2009

•

Tell us why the “Provision for credit losses” section on pages 30 and 32 of the September 30, 2009 Form 10-Q refer only to increases in the specific provision for the three and nine-month periods and do not refer to the reasons for the changes in the general component of the provision.

RESPONSE:

During the nine months ended September 30, 2009, the Company increased the overall general allowance by $1.7 million, or as a percentage of the underlying loans from 1.6% at December 31, 2008 to 2.2% at September 30, 2009. The decrease in the general component of the provision for credit losses to 2% of the total provision for the nine month period ended September 30, 2009 as compared to 21% of the total provision for the year ended December 31, 2008 was principally due to the migration of loans covered by our general reserves to impaired loans covered by our specific reserves. Loans subject to general reserves declined to $1.8 billion at September 30, 2009 as compared to $2.3 billion at both December 31, 2008 and September 30, 2008. Our general reserves cover probable losses in our loan portfolio with respect to loans for which no specific impairment has been identified. A specific provision for credit losses is recorded with respect to loans for which it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement for which there is impairment recognized. Impaired loans, which include all but one of our delinquent loans and all troubled debt restructurings, as a percentage of “Loans, net” increased to 17% as of September 30, 2009 as compared to 5% as of December 31, 2008. In accordance with SFAS 114, “Accounting by Creditors for Impairment of a Loan”, when a loan is classified as impaired, the loan is evaluated for a specific allowance and a specific reserve may be recorded, thereby removing it from consideration under the general component of the allowance analysis. Consequently, as the number and aggregate amount of impaired loans have increased and we have added to the specific reserve, the aggregate amount of loans being evaluated under our general allowance analysis has decreased.

In accordance with SFAS No. 5, “Accounting for Contingencies”, a base allowance is provided for loans that are not impaired. The Company employs a variety of internally developed and third-party modeling and estimation tools for measuring credit risk, which are used in developing an allowance for loan losses on outstanding loans. The Company’s allowance framework addresses economic conditions, capital market liquidity and industry circumstances from both a top-down and bottoms-up perspective. The Company

Securities and Exchange Commission

December 3, 2009

considers and evaluates changes in economic conditions, credit availability, and industry multiple obligor concentrations in assessing both the probabilities of default and loss severities as part of the general component of the allowance for loan losses. On at least a quarterly basis, loans are internally risk-rated based on individual credit criteria, including loan type, loan structures, borrower industry, payment capacity (including delinquency), location and quality of collateral if any. Borrowers provide the Company with financial information on either a monthly or quarterly basis. Ratings, corresponding default rates and loss severities are dynamically updated to reflect any changes in borrower conditions or profile. As stated above, as our loans migrated to non-accrual and impaired status, they were no longer considered under the general component of our allowance analysis. As the loans migrated into the impaired loan category, the Company measured impairment based upon either expected cash flows utilizing information provided by the borrower and our consideration of other market conditions or specific factors impacting recoverability, or if collateral dependent, based upon the fair value of the related collateral.

The provision for credit losses increased to $32.6 million for the three months ended September 30, 2009 from $12.0 million for the three months ended September 30, 2008. The increase was primarily due to $33.3 million of specific provisions recorded during the three months ended September 30, 2009 for impaired loans as a result of impaired loans migrating to the impaired loan category as difficult economic conditions continued to have a negative impact on the financial performance of our borrowers and their ability to make their scheduled payments.

The provision for credit losses increased to $94.1 million for the nine months ended September 30, 2009 from $20.3 million for the nine months ended September 30, 2008. The increase was primarily due to $92.4 million of specific provisions recorded during the nine months ended September 30, 2009 for impaired loans and $1.7 million of general provisions recorded during the nine months ended September 30, 2009. The general provision declined as compared to the nine months ended September 30, 2008 as a result of impaired loans migrating to the impaired loan category as difficult economic conditions continued to have a negative impact on the financial performance of our borrowers and their ability to make their scheduled payments.

We will include in our future filings similar discussion as that presented above regarding increases/decreases to our specific and general allowance for credit losses.

Securities and Exchange Commission

December 3, 2009

* * *

In connection with responding to the Staff’s comment, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Reports, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Reports and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (617) 239-0314 if you have any questions or require any additional information.

Thank you for your attention to this matter.

Very truly yours,

/s/ Stacie S. Aarestad
Stacie S. Aarestad

cc:	John K. Bray, Chief Financial Officer

NewStar Financial, Inc.

Jeanette Fritz, Partner

KPMG LLP